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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)1

Under the Securities Exchange Act of 1934

NAVARRE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639208107

(CUSIP Number)

Becker Drapkin Management, L.P.
Attn:  Steven R. Becker
   Attn:  Matthew A. Drapkin
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This filing constitutes Amendment No. 2 for BD Partners II, L.P., and Amendment No. 5 for all other entities making this filing.  The previous filings are incorporated herein by reference, except as superseded by this filing.

SCHEDULE 13D

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,042,350
	8	SHARED VOTING POWER 1,722,208
	9	SOLE DISPOSITIVE POWER 2,042,350
	10	SHARED DISPOSITIVE POWER 1,722,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,764,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 989,096
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 989,096
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,729
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 122,729
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,729
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)\ WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 610,383
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 610,383
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,764,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,764,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,764,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,764,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,764,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,764,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,764,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,764,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,764,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2010, Amendment No. 1 thereto, filed with the SEC August 30, 2010, Amendment No. 2 thereto, filed with the SEC September 7, 2010, Amendment No. 3 thereto, filed with the SEC September 16, 2010, and Amendment No. 4 thereto, filed with the SEC November 10, 2010, with respect to the common stock (the “Common Stock”) of Navarre Corporation, a Minnesota corporation (the “Issuer”).

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

(a)-(j)      On February 11, 2011, the Issuer entered into an agreement (the “Standstill Agreement”) with the Reporting Persons that will avoid a potential proxy contest for the election of directors or voting on other matters at the Issuer’s 2011 annual meeting of shareholders (the “2011 Annual Meeting”) or a special meeting of the shareholders of the Issuer.

The following is a brief description of certain terms of the Standstill Agreement, which description is qualified in its entirety by reference to the full text of the Standstill Agreement which is attached as Exhibit 1 hereto and incorporated by reference herein.

Under the terms of the Standstill Agreement, (a) BD Management and the Becker Drapkin Funds have agreed to withdraw the letter delivered by them to the Secretary of the Issuer dated November 10, 2010, (b) the Issuer has agreed within five days of the date of the Standstill Agreement (i) that at least one director shall have resigned from the Board of Directors of the Issuer (the “Board”), (ii) to increase the size of the Board by one director, to a total of ten directors, if required to meet the Issuer’s other obligations under the Standstill Agreement, (iii) to appoint Bradley Shisler (“Mr. Shisler”) and Richard Willis (“Mr. Willis”) as directors of the Board, to be next up for election at the Issuer’s 2011 Annual Meeting and (iv) to appoint Mr. Shisler and Mr. Willis to certain specified committees of the Board, (c) the Issuer has agreed to nominate Mr. Shisler and Mr. Willis for reelection to the Board for one-year terms at the 2011 Annual Meeting and for three-year terms at the 2012 annual meeting of shareholders (the “2012 Annual Meeting”), (d) the Reporting Persons have agreed (i) to vote or cause to be voted the shares of Common Stock beneficially owned by them, as of the record date for the 2011 Annual Meeting, in favor of the Board’s nominees for director at the 2011 Annual Meeting and (ii) to vote or cause to be voted the shares of Common Stock beneficially owned by them, as of the record date for the 2012 Annual Meeting, in favor of the Board’s nominees for director at the 2012 Annual Meeting; provided, in each case, that such directors are either current members of the Board or otherwise reasonably acceptable to the Reporting Persons, and (e) the Reporting Persons have agreed to abide by certain standstill provisions until the second anniversary of the Standstill Agreement (or such earlier date upon the occurrence of certain events, as described in the Standstill Agreement).

Under the terms of the Standstill Agreement, (i) the Issuer has also agreed that prior to the 2012 Annual Meeting, the Board shall only be increased in connection with the appointment of Mr. Shisler and Mr. Willis, (ii) the Issuer has agreed that the first vacancy on the Board after the above resignations and appointments shall not be filled, or to the extent necessary, that one director shall not stand for reelection at the 2011 Annual Meeting, such that there will be only nine directors as of the end of the 2011 Annual Meeting, (iii) the Issuer has agreed, to the extent necessary, to reduce the size of the Board to nine directors, effective immediately after the 2011 Annual Meeting, (iv) if either Mr. Shisler or Mr. Willis is unable or unwilling to serve (or continue to serve) as a director for any reason, then the Company and the Reporting Persons shall agree on a replacement for him, (v) the Issuer has agreed that if the chairmanship of the Board changes while the standstill provisions are in effect, the new chairman shall be a non-employee, independent director and (vi) the Issuer has agreed that the Compensation Committee and the Governance and Nominating Committee of the Board shall each have three members.

Under the terms of the Standstill Agreement, certain of the Issuer’s obligations described above shall terminate upon the occurrence of certain events, as described in the Standstill Agreement, including any disposition of Common Stock which results in the Reporting Persons owning less than five percent of the outstanding Common Stock in the aggregate.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On February 11, 2011, the Issuer and the Reporting Persons entered into the Standstill Agreement, the terms of which are described in Item 4 of this Schedule 13D.

On February 14, 2011, the Reporting Persons entered into the Joint Filing Agreement, pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 2.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Agreement, dated February 11, 2011, by and among Navarre Corporation; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P., BD Partners II, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

Exhibit 2
Joint Filing Agreement, dated February 14, 2011, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners II, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           February 14, 2011

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BD PARTNERS II, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact